Filed by PartnerRe Ltd.
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AXIS Capital Holdings Limited
Commission File No.: 001-31721

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Albert Benchimol and Emmanuel Clarke on enhancing position
and efficiencies in AXIS-Partner Re

Source: Asia Insurance Review | Apr 2015 Categories:
Interviews

On 25 January, AXIS Capital Holdings Ltd and PartnerRe Ltd
announced the signing of an US$11 billion merger agreement
to create one of the world's largest specialty insurance
and reinsurance companies, with gross premiums written in
excess of $10 billion, total capital of more than $14
billion, and cash and invested assets of approximately $32
billion.  Asia Insurance Review had the opportunity to
interview Axis Capital Chief Executive Mr Albert A
Benchimol, who will be CEO of the new company and a
director, and Mr Emmanuel Clarke, CEO of PartnerRe Global,
who will become CEO, Reinsurance for the combined entity.
By Dawn SIt

Q What are the key attributes of the Axis Capital and
PartnerRe merger of equals?
AB: This is a transformational merger that brings together
two independently strong companies into one broadly
diversified global specialty insurance and reinsurance
company whose scale, capital and enhanced market presence
will create a formidable competitor within the industry.

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We expect this deal to leverage the complementary strengths of both companies and create an organisation with the size
and breadth to advance numerous objectives, including
enhancing product and service offerings, maximising growth
opportunities, optimising portfolios, and delivering both
economies of scale as well as capital efficiencies.

EC: The combination of PartnerRe and AXIS offers many
strategic benefits, and we believe scale, breadth of
offerings and capital efficiency are all important factors
in generating value for clients, brokers and employees. We
are particularly excited that the combined company will
have a number of strongly positioned businesses, including
a top-five US$6.7 billion global PandC reinsurer, a $2.6
billion specialty insurance underwriting business, and a
$1.5 billion, rapidly growing life, accident and health
franchise.

Q What will the combined management team and board look
like?
AB: Given the similar disciplined underwriting cultures of
both companies, the combined entity will draw on the
talented group of leaders from both companies. A number of
these positions have already been announced: Emmanuel
Clarke will be CEO, Reinsurance; Peter Wilson will be CEO,
Insurance; Chris DiSipio will be CEO, Life, Accident and
Health; and Jay Nichols will be responsible for Strategic
Business Development and Capital Solutions. Joe Henry will
be CFO and Bill Babcock will be Deputy CFO and Lead
Integration Officer. Mr Babcock will assume the role of CFO
upon Mr Henry's retirement in July 2016.

The new company will have a 14-person board that draws
equally from current directors at PartnerRe and AXIS
Capital. Jean-Paul L. Montupet, the current Chairman at
PartnerRe will be non-executive chairman of the combined
company. Current AXIS Capital Chairman, Michael A. Butt
will continue to serve on the Board as Chairman Emeritus. I
was named CEO of the combined entity and will serve as a
member of the Board.

EC: I would add that it's really about teamwork and
compatibility: Both of our organisations share a global and
disciplined underwriting-driven culture, so we are a
natural and complementary fit operationally. Upon closing,
we anticipate a smooth integration process, especially
given the familiarity we share for each other's respective
businesses.

Q Will the Asia-Pacific region continue to be a priority as
the combined companies move ahead?
AB:Most certainly, but first let me provide some context on
the Asia-Pacific operations for both AXIS Capital and
PartnerRe today: AXIS Specialty Limited (Singapore Branch)
was launched as a representative office of AXIS Re --
Bermuda in 2004, and in 2008, the office was upgraded to
full branch status, allowing it to write insurance and
reinsurance business on local paper.

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PartnerRe, on the other hand, has been supporting clients
in the region since its establishment in 1993, and has
recently upgraded its Singapore branch to a subsidiary. The
business is licensed by the Monetary Authority of Singapore
to operate as a non-life and life reinsurer for the
Asia-Pacific regions.

As a result of our combination with PartnerRe, we will have
an enhanced market presence in the Asia-Pacific region, and
we see this as an exciting opportunity for both businesses
and the dedicated professionals who work in these markets.
Moreover, we share a single view not only toward the
importance of the Asia-Pacific market, but also toward its
potential as a regional reinsurance and speciality
insurance hub.

EC: Our merger with AXIS, brings together two dynamic
players in the region in a combination that will further
increase and enhance the expertise, products, capacity and
solutions that we are able to offer our clients in the
Asia-Pacific region.

PartnerRe has been present in this market for over two
decades. Over the years, we have built strong relationships
with our clients and have helped economies and our clients
to grow and re-establish themselves after major loss
events.
When I last spoke with the Asia Insurance Review while I
was in Singapore this past January, I mentioned that
PartnerRe has been progressively moving resources into our
Singapore, Hong Kong and Beijing offices, more than
doubling the number of locally-based underwriters over the
past 20 months. This enables us to empower decision-making
locally and align our local expertise to the evolving needs
of Asia-Pacific clients. Currently, Asia-Pacific represents
approximately 11% of PartnerRe's overall business and I am
convinced that the region will continue to be a key
contributor to the combined group's future growth.

AB:As you will recall, when we spoke last at Rendez-vous
2014 in Monte Carlo, I expressed the optimism we have for
our businesses in the Asia-Pacific region and the
confidence we have in our local personnel to stay close to
producers and clients to build a profitable portfolio in
the region.

As AXIS Specialty Limited moves into its second decade in
the region, coupled with the strategic positioning of
PartnerRe, it is quite clear that expanded opportunities
will begin to emerge for the combined company in the
Asia-Pacific region. As Emmanuel noted earlier, our
combined leadership team is of one mind when it comes to
prioritising profitable growth in the Asia-Pacific markets
and initiating the broadest range of business opportunities
in the region, within the overall context of how we see and
manage risk. At the end of the day, our merger with
PartnerRe will not only deepen these commitments, but it
will build upon the respective strengths, experience,
market initiatives and relationships that both companies
have established in this dynamic and growing region.

Q What do you believe is the driving force behind
consolidation in the industry today?
AB:Our merger is about delivering to the marketplace three
strong and strategically well positioned businesses -- a
top five global reinsurer, a top 10 Life accident and
Health company, and a $2.6 billion specialty commercial
insurer -- each with the global footprint, skill sets, risk
appetite and capital to provide comprehensive solutions to
our clients' and brokers' risk management needs.

There is a lot of talk about companies looking to achieve
sufficient scale, but in our case, that was not a driver.
We are already among the larger mid-sized companies, and
each of us has an enviable track record of service and
value creation. This is one time where a merger can result
in the combined entity being better and stronger than the
sum of its parts. This enhanced positioning across each of
our businesses, expense synergies and capital efficiencies
combine to make our merged companies one of the best
positioned leaders of our industry.

EC: Given the fast developing market environment,
reinsurance buyers are increasingly looking for larger
partners who can provide a broader range of products,
greater capacity and solutions that allow them to
efficiently access capital to grow their business. As
Albert said, both AXIS and PartnerRe are large enough to
succeed in this market, but the merger expands our
underwriting skill base and capabilities, enabling us to
deliver a more diversified product-mix to our clients from
highly experienced team of experts.

Q How do you plan to successfully manage the integration of
these two strong companies?
AB: A smooth, strategic and coordinated integration process
is a top priority for us. As I noted earlier, Bill Babcock
of PartnerRe was named the Lead Integration Officer at the
onset of the merger announcement. High-level integration
planning was initiated during the due diligence meetings
between the managements of the respective companies. More
granular integration planning is now underway, and a
thorough process will be carried out by both management
teams. Our experience so far has been most encouraging: The
teams are working extremely well together.

EC: Because of the strong familiarity between the two
management teams and similar cultures, we are even more
confident this combination will have very manageable
integration risks.

 We aim to start underwriting as one organisation once the
transaction closes later this year. Until that time, we
must continue to conduct business as two separate entities,
including all upcoming renewals. While we cannot discuss
the combination of participation with our clients or
brokers until the close of the deal, continuity of
relationships with our clients is a priority for us. After
the close, our clients and brokers will benefit from doing
business with a larger and stronger reinsurance partner
with a highly talented group of leaders and experts from
both companies.

Associations and Regulators

Tools

Markets

Quote

"The industry has got to learn to live together
with this new 'roommate'. It is a free market and
we need to co-exist."

Mr Emmanuel Clarke, CEO, PartnerRe Global,
speaking on alternative capital.

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Ins Communications Pte Ltd 69 Amoy Street, Singapore 069
888 Tel: (65) 6224 5583 Fax: (65) 6224 1091

[C] 2012 All rights reserved.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”).  In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.  Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014.  Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.  These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.  Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.